SEC Form 4/A

FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Junius, Daniel M. (Last) (First) (Middle) 500 Main Street c/o Legal Department (Street) Groton, MA 01471-0001 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol New England Business Service, Inc. NEB 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) August 2002 5. If Amendment, Date of Original (Month/Year) 09/04/2002

6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Executive Vice President, CFO, & Treasurer

7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock Par Value $1.00	08/30/2002	A | V	160.719 | A | $23.040	2,031.653	I	By 401(k) (1)
Common Stock, Restricted, Par Value $1.00	08/06/2002	A |	4,484.000(2) | A | $22.300		D
Common Stock, Restricted, Par Value $1.00	08/16/2002	A |	505.000(3) | A | $22.300		D
Common Stock, Restricted, Par Value $1.00	08/30/2002	A |	48.064(4) | A | $23.370	5,664.271	D
Common Stock Par Value $1.00				3,317.921	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Junius, Daniel M. - August 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses : Amendment due to software miscalculation

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ Michelle R. Palermo-Murphy ________________________________ 10-29-2002 ** Signature of Reporting Person Date Michelle R. Palermo-Murphy as Attorney-in-Fact Daniel M. Junius Page 2 SEC 1474 (3-99)

Junius, Daniel M. - August 2002
Form 4 (continued)

FOOTNOTE Descriptions for New England Business Service, Inc. NEB

Form 4 - August 2002

Daniel M. Junius
500 Main Street
c/o Legal Department
Groton, MA 01471-0001

Explanation of responses:

(2)   401(K) is a unitized stock fund consisting of company stock and cash and the amount of securities listed on this form is expressed in equivalent shares. The amount of shares attributed to a plan participant and expressed as equivalent shares may change from time to time without the volition of the plan participant and depends upon the amount of cash in the fund, the fair market value of company stock, and the number of plan participants.
(2)   Shares granted pursuant to the Plan vest according to the following schedule; 15% of total grant at Company's 1st annual meeting of stockholders following the date of the grant; 35% of total grant vests at 2nd annual meeting of stockholders, with remaining 50% of grant vesting at 3rd annual meeting of stockholders.
(3)   Represents restricted shares granted pursuant to the Company's Stock Compensation Plan. The shares vest to the beneficial owner three years from the date of the grant
(4)   Amount represents dividends on restricted shares that are automatically reinvested in additional restricted shares under the terms of the underlying restricted stock award.

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